Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

April 29, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Austin Gold Corp. Registration Statement on Form S-1

File No. 333-260404

Ladies and Gentlemen:

The undersigned hereby withdraws its request submitted on April 28, 2022 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on Monday, May 2, 2022 at 4:30 p.m., Eastern Time.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 4:30 p.m., Eastern time, on Tuesday, May 3, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated as of the date hereof to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Aaron M. Gurewitz
Head of Equity Capital Markets

cc:	M. Ali Panjwani, Esq.

Pryor Cashman LLP